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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

LAKES ENTERTAINMENT, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
51206P 10 9
(CUSIP Number)
Lyle Berman
c/o Lakes Entertainment, Inc.
130 Cheshire Lane
Minnetonka, Minnesota 55305
(952) 449-7000

With a copy to:
Neil I. Sell, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 11, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	51206P 10 9	Page	2	of	5

1	NAMES OF REPORTING PERSONS Lyle Berman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		5,297,472

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,297,472

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,297,472

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

ITEM 1. SECURITY AND ISSUER
This Schedule 13D relates to the common stock, $.01 par value, of Lakes Entertainment, Inc., a Minnesota corporation (the “Company” or the “Issuer”). The address of the Company’s principal executive office is 130 Cheshire Lane, Minnetonka, MN 55305.
ITEM 2. IDENTITY AND BACKGROUND
(a)-(c) Lyle Berman, the person filing this Amendment to Schedule 13D (the “Reporting Person”), is the Chairman of the Board and Chief Executive Officer of the Company. His business address is 130 Cheshire Lane, Minnetonka, MN 55305.
(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The Reporting Person used personal funds to obtain the shares of Common Stock which he holds directly.
ITEM 4. PURPOSE OF TRANSACTION
The shares of Lakes Entertainment, Inc. Common Stock subject to this Statement are held by the Reporting Person solely for investment purposes. The reporting person is the Chairman of the Board and Chief Executive Officer of the Company. Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors.
Except as indicated below, the Reporting Person has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D:
On October 7, 2008, the Company announced that on October 1, 2008, its Board of Directors declared a stock dividend of all of the Company’s shares in WPT Enterprises, Inc., a majority owned subsidiary of the Company.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER
(a), (b) The Reporting Person beneficially owns and has sole voting power and sole power to dispose with respect to 5,297,472 shares of Common Stock, including:
(i)	4,151,666 shares held by the Lyle A. Berman Revocable Trust;

(ii)	options to purchase 400,000 shares (held by the Lyle A. Berman Revocable Trust) that may be exercised within 60 days;

(iii)	422,806 shares held by Berman Consulting Corp. (a Minnesota corporation wholly-owned by the Reporting Person); and

(iv)	323,000 shares held by Berman Consulting Corp.’s profit sharing plan.
The Reporting Person holds 20.1% of the issuer’s Common Stock. Based upon the most recently filed Form 10-Q, the Issuer has 24,953,719 shares outstanding as of August 5, 2008.
(c) The following transactions have taken place since the Reporting Person’s last filing:

Transaction	Date	No. of Shares	Price per share
Sale	9/11/2007	247,770	$10.1336
Sale	9/11/2007	1,900	$10.41
Sale	9/11/2007	100	$10.42
Sale	9/11/2007	3,156	$10.44
Sale	9/11/2007	8,464	$10.45
Sale	9/11/2007	6,916	$10.46
Sale	9/11/2007	1,320	$10.47
Sale	9/11/2007	5,284	$10.48
Sale	9/11/2007	3,300	$10.49
Sale	9/11/2007	5,959	$10.50
Sale	9/11/2007	1,853	$10.51
Sale	9/11/2007	200	$10.52
Sale	9/11/2007	100	$10.53
Sale	9/11/2007	1,304	$10.54
Sale	9/11/2007	4,216	$10.55
Sale	9/11/2007	1,410	$10.56
Sale	9/11/2007	1,300	$10.57
Sale	9/11/2007	690	$10.58
Sale	9/11/2007	200	$10.59
Sale	9/11/2007	400	$10.60
Sale	9/11/2007	300	$10.62
Sale	9/11/2007	300	$10.64
Sale	9/11/2007	1,032	$10.65
Sale	9/11/2007	468	$10.66
Sale	9/11/2007	500	$10.67
Sale	9/11/2007	200	$10.68
Sale	9/11/2007	700	$10.69
Sale	9/11/2007	400	$10.70
Sale	9/11/2007	258	$10.76
Purchase	6/4/2008	159,000	$5.50
Option Exercise	9/9/2008	1,000,000	$4.1875
(d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
The Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None
SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: October 9, 2008
/s/ Lyle Berman

Lyle Berman